EXHIBIT 11.

CALCULATION OF PRIMARY AND FULLY DILUTED
 EARNINGS PER COMMON SHARE
REEVES INDUSTRIES, INC. AND SUBSIDIARY
(in thousands, except per share data)

                          Quarter Ended        Six Months Ended
                        __________________    __________________
                        June 27,   July 3,    June 27,   July 3,
                          1993      1994        1993      1994
                        --------  --------    --------  --------

Net income              $  1,730  $  2,809    $  3,118  $  5,046
                        ========  ========    ========  ========


Earnings per common share

  Primary and
   fully diluted:

    Net income          $    .05  $    .08    $    .09  $    .14
                        ========  ========    ========  ========


Weighted average number
 of common shares
 outstanding

  Primary and
   fully diluted          34,968    35,022      34,968    35,022
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